

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2015

Via E-mail
Eric J. Christ, Esq.
General Counsel and Corporate Secretary
VAALCO Energy, Inc.
9800 Richmond Avenue, Suite 700
Houston, Texas 77042

> **Re: VAALCO Energy, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 30, 2015**
> **File No. 001-32167**

Dear Mr. Christ:

We have reviewed your filing and have the following comments.

Cover Letter

1. We note the response to prior comment one. The first paragraph of the cover letter retains a reference to a takeover premium. Please revise.

Form of Consent Revocation Card

2. In the instructions to Proposal No. 2, security holders are asked to write in the names of specific individuals that they want to be removed, and at the same time, write "revoke my consent to the removal of future directors" if they don't want future directors to be removed. This approach appears potentially confusing. Please revise.

3. We note disclosure stating that, unless otherwise indicated, the revocation card revokes all prior consents given with respect to the proposals. Please clarify, if true, that only a vote "yes" or "abstain" will operate to revoke a prior consent. Please also modify the disclosure in the proxy statement to address this point.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Kai H. Liekefett, Esq.
Vinson & Elkins LLP